Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN 55402

612-332-5580

May 7, 2021

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to comment on the following Post-Effective Amendments

Registrant	1940 Act File Number	1933 Act File Number	Form N-1A Registration Statement Post-Effective Amendment #
Sit U.S. Government Securities Fund, Inc.	811-04995	33-11549	57
Sit Mutual Funds II, Inc.	811-04033	002-91312	74
Sit Tax-Free Income Fund
Sit Minnesota Tax-Free Income Fund
Sit Quality Income Fund

Dear Ms. O’Neal:

On behalf of the above-referenced Sit Mutual Funds (each, a “Registrant” and collectively, the “Registrants”), this letter responds to the comment you provided via telephone on April 29, 2021, regarding the Registrant’s Post Effective Amendments listed above filed pursuant to Rule 485(a)(1) under the 1933 Act, to become effective on June 1, 2021.

Changes to the Registrants’ Registration Statements discussed herein will be reflected in the Post-Effective Amendments that will be filed on or before May 24, 2021.

You had one comment on the Statement of Additional Information (“SAI”). Your comment and our response follows.

Comment. Page 4, Number 13 in the list of fundamental investment restrictions for the Sit Tax-Free Income Fund states that the Fund will not “invest more than 25% of its assets in the securities of issuers in any single industry, except that the Fund may invest without limitation in housing-related securities.” You requested that a non-fundamental investment restriction be added if the Fund did hold more that 25% of its assets in housing-related securities.

Response. We confirm that the Fund does hold more than 25% of its assets in housing related securities.We added a non-fundamental investment restriction (number 8) to the list of non-fundamental investment restrictions for the Sit Tax-Free Income Fund on page 5 of the Statement of Additional Information. The non-fundamental investment restriction is as follows:

The Fund will not:

8. Invest more than 25% of its assets in the securities of issuers in any single industry, except that the Fund will invest without limitation in housing-related securities.

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

May 7, 2021

In addition, we revised the disclosure in the PRINCIPAL INVESTMENT STRATEGIES section of the Prospectus on page 12 which discusses the Fund’s investment concentrations as follows:

The Fund invests both in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source, and in general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality. The Fund ~~generally~~ invests a significant portion of its assets in housing-related securities, such as obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds~~,~~; revenue bonds of health care-related facilities~~,~~; and revenue bonds of educational institutions, which include higher education institutions, public, private and, charter schools, and student loan-backed bonds.

I trust that this response has fully and satisfactorily addressed each of your comments. If you have any questions, please call me at 612-359-2536.

Sincerely,

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President & Treasurer